GROUP 1 AUTOMOTIVE INC

2001 Annual Report

Creating the future in automotive retailing

Contents

Profile

Group 1 Automotive, Inc. (NYSE: GPI), a Fortune 500 company, is a leading operator in the $1 trillion automotive retailing industry. Since its initial public offering in October 1997, Group 1 has more than quadrupled its annual revenues and vaulted into the top 10 dealership groups in the United States. By leveraging the significant synergy in its business model, the Company has experienced record-breaking results and has exceeded analysts' expectations in all 17 quarters since going public.

Group 1 owns 61 dealerships comprised of 96 franchises, 28 different brands and 24 collision service centers located in Texas, Oklahoma, Florida, Georgia, New Mexico, Colorado, Louisiana and Massachusetts. Through its dealerships and Internet sites, the Company sells new and used cars and light trucks; arranges related financing, vehicle service and insurance contracts; provides maintenance and repair services; and sells replacement parts. In 2001, the Company sold over 158,500 retail new and used vehicles.



FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share amounts)

	2001	2000	1999	1998	1997
Revenues	$3,996,374	$3,586,146	$2,508,324	$1,630,057	$ 902,295
Operating Income	$ 131,348	$ 117,720	$ 85,950	$ 52,046	$ 25,412
Net Income	$ 55,442	$ 40,812	$ 33,515	$ 20,719	$ 11,413
Diluted Earnings per Share	$ 2.59	$ 1.88	$ 1.55	$ 1.16	$ 0.76
Diluted Cash Flow per Share	$ 3.40	$ 2.62	$ 2.05	$ 1.52	$ 0.82
Shares Outstanding (diluted)	21,415,154	21,709,833	21,558,920	17,904,878	15,098,594
Gross Margin	15.2%	14.7%	15.0%	14.5%	14.1%
Operating Margin	3.3%	3.3%	3.4%	3.2%	2.8%
Pretax Margin	2.2%	1.8%	2.2%	2.2%	2.1%
Return on Equity	19.3%	16.6%	17.0%	18.0%	13.6%
Working Capital	$ 154,713	$ 54,769	$ 80,128	$ 48,251	$ 55,475
Inventories	$ 454,961	$ 527,101	$ 386,255	$ 219,176	$ 105,421
Total Assets	$1,054,425	$1,099,553	$ 842,910	$ 477,710	$ 213,149
Stockholders' Equity	$ 392,243	$ 247,416	$ 232,029	$ 136,184	$ 89,372

Notice

The 2001 Form 10-K report filed with the Securities and Exchange Commission includes financial data that supplements the material included in these highlights and in the annual report. The Company will, without charge, provide a copy to any shareholder upon written request to Investor Relations at our corporate headquarters.



$902.3
$1,630.1
$2,508.3
$3,586.1
$3,996.4
1997
1998
1999
2000
2001

Revenues
(in millions of dollars)



$25.4
$52.0
$86.0
$117.7
$131.3
1997
1998
1999
2000
2001

Operating Income
(in millions of dollars)



$0.76
$1.16
$1.55
$1.88
$2.59
1997
1998
1999
2000
2001

Earnings Per Share
(in dollars)



$0.82
$1.52
$2.05
$2.62
$3.40
1997
1998
1999
2000
2001

Cash Flow Per Share
(in dollars)

LETTER TO OUR SHAREHOLDERS

"2001 was another record-breaking year for your Company."



Dear Shareholders:

There can be no question that 2001 was a year of unprecedented challenges. We extend our thoughts and prayers to all who were personally affected by the events of September 11th. This tragedy coupled with a softening economy created a difficult environment for companies across many different sectors.

Our 38.0 percent growth in earnings per share in 2001 has captured the attention of the financial markets. Once again, we achieved double-digit earnings per share growth and beat the investment community's earnings expectations every quarter this year. With financial markets that could be categorized as anything but favorable, Group 1 successfully completed an offering of 3.3 million shares of common stock in October 2001 and raised $100 million. Our enhanced capital position ensures that Group 1 has the resources available to pursue significant acquisition opportunities in the trillion-dollar automotive retailing business. We are also pleased that our stronger balance sheet generated a rating upgrade for our public debt by Standard & Poor's in a year that saw rating downgrades exceed rating upgrades by over six to one.

In times of economic weakness, the automotive manufacturers and suppliers are often negatively impacted. However, our unique position in the automotive industry value chain as a specialty retailer and service company has driven our record operating results. At the onset of 2001, few investment analysts gave the auto or auto-related industries much of a chance for strong growth. We are happy to have delivered to you, our shareholders, 17 straight quarters of double-digit, year-over-year earnings per share growth. The achievement of your Company's financial goals and strategic objectives is once again evidence of the strength and flexibility of our business model as we create the future in automotive retailing.

Gross Margin Breakdown



8%
11%
10%
16%
55%
New Vehicles
New with Finance & Insurance
Retail Used Vehicles
Used with Finance & Insurance
Parts & Service

2001 Report Card

2001 was another record-breaking year for your Company. Revenues rose across all categories, increasing by 11.0 percent to over $3.9 billion.


Brand Diversity
New Vehicle Unit Sales as % of Total Sales
Manufacturers
Group 1
28%
13%
GM
25%
29%
Ford
15%
13%
Daimler Chrysler
11%
6%
Other
10%
26%
Toyota Lexus
7%
7%
Honda Acura
4%
6%
Nissan

The Company earned $2.59 per share, a 38.0 percent gain over 2000. Our position as a leading specialty retailer combined with our strong brands allowed us to once again outperform industry averages.

Our diversified revenue mix has positively impacted gross margin, which improved to 15.2 percent from 14.7 percent as reported last year. Approximately 40.0 percent of our revenues and 85.0 percent of profits came from sales other than new vehicles. Contributions by used vehicles; parts and service; and finance, insurance and vehicle service contracts were impressive and are typically less cyclical in nature than new vehicle sales. While striving toward our goal of a 4.0 percent operating margin, initiatives in vehicle sales, cost control and asset management held our operating margin stable at 3.3 percent in the less robust 2001 economy.

"The entrepreneurial spirit exhibited by our platform presidents and associates is paramount to this success."

Focused asset management has contributed to our operating success. We are turning our new and used vehicle inventory faster than the average dealerships in the country. With only a 30-day supply, the inventory turnover for used vehicles is particularly significant given their rapid rate of depreciation. These faster inventory turns have led to a superior return on invested capital when compared with the rest of the industry.

Business Model for a Tough Environment

Our strategy is highlighted by its emphasis on interrelated revenue streams, the advantages offered by decentralized operations and the diversity in geographic reach and brands marketed. Today, Group 1 operates in eight states — Texas, Oklahoma, Florida, Georgia, New Mexico, Colorado, Louisiana and Massachusetts. Our operations encompass 96 franchises comprised of 28 brands.

While manufacturers fight for market share as they deal with the industry's manufacturing overcapacity, we continue to see vast opportunities as a specialty retailer to profitably expand our market share. We extended our reach in 2001 with tuck-in acquisitions resulting in four additional franchises: Smicklas Chevrolet in Oklahoma City, Casa Mitsubishi in New Mexico and Wade Lincoln/Mercury in Atlanta. We also were granted a new Dodge franchise in the Dallas market area by DaimlerChrysler. This new store opened in January 2002 and is contiguous with our Rockwall Ford dealership.

Geographic Diversity
New Vehicle Unit Sales


Houston/Beaumont 20%
Dallas 6%
Atlanta 7%
Denver 2%
Albuquerque 3%
Florida 10%
11% Austin
9% West Texas
7% New Orleans
11% New England
14% Oklahoma

We have maintained our decentralized approach to managing our dealer network and believe this greatly contributes to the progress of our organization. The entrepreneurial spirit exhibited by our platform presidents and associates is paramount to this success. With centralized administrative and control systems, our platform presidents can focus on what they do best — retailing vehicles, parts and service, and expanding their presence in their local market.

Group 1's continued focus on the diversification of our revenue streams and variable cost structure has made it possible for us to achieve robust earnings per share growth. We realize company-wide cost advantages in centralized finance and risk management, and platform-wide cost advantages in advertising and purchasing. For example, we believe that our multi-franchised platforms achieve savings of 40.0 percent in advertising when compared with stand-alone dealerships. Additionally, our platforms provide us with a strong foundation for our Internet initiatives. We increasingly use the Internet to provide special offers to consumers and expand our geographic reach beyond our traditional market areas. We provide customers information on our inventory and model specifications, and interface with them regarding service appointments and reminders. These types of synergies combined with our operating managers' expertise in their local markets, are at the center of our strategy to build value for our shareholders.

Creating the Future in Automotive Retailing

So how do we top 2001? The answer is simple — by sticking with our strategies, which have produced such gratifying results.

As 2002 begins, we find ourselves in an enviable position. Low interest rates combined with manufacturers' incentives and rebates, and shorter, more innovative product cycles, continue to drive traffic into our dealerships and boost vehicle sales. If new vehicle sales slow down, used vehicles; recurring parts and service; and finance, insurance and vehicle service contract opportunities should continue to drive higher profits for your Company.

The enhanced financial resources resulting from the successful October 2001 offering of common stock will allow for significant growth by the Company. We will continue to seek strategic tuck-in acquisitions in the markets we currently serve, and will renew our focus on acquiring platform operations in new geographic areas.

We expect our acquisition pace to accelerate in 2002 with a goal of adding platform and tuck-in operations with aggregate revenues of at least $500 million, compared with the $135 million of revenues acquired in 2001.

In addition to enhancing operating leverage to our centralized functions, these potential acquisitions will augment our brand portfolio mix and provide access to new markets. We will continue to exercise great discipline by seeking only accretive acquisitions with attractive returns on investment. We will not focus on revenues at the expense of earnings per share or shareholder value. Given current economic activity, there will be opportunities where the right parameters are present and we will make prudent acquisitions to accelerate your Company's growth.

Special Appreciation

We would like to take this opportunity to say thank you to a respected member of the Group 1 team. Co-founder Charles M. Smith, Senior Vice President and member of the Board of Directors of Group 1, has elected to retire and has resigned as an officer and director. He will continue as a consultant to the Company. We all owe Charles a debt of gratitude because without his vision, Group 1 would probably not be the company it is today. Please join me in thanking Charles for all he has contributed and in wishing him all the best.

We also welcomed two new members elected by you to our Board of Directors. Max P. Watson, Jr., former President and Chief Executive Officer of BMC Software, Inc., and Kevin H. Whalen, a Group 1 co-founder and President of the Sterling McCall Automotive Group in Houston, were elected at our Shareholders Meeting held May 23, 2001.

We would also like to thank our 6,000 co-workers for their dedication and support and our 28 manufacturer-partners for their outstanding contributions. It is because of their collective effort that we were able to achieve such outstanding results in 2001 and our future success will be a result of their efforts.

Finally, we would like to thank you, our shareholders, for your unwavering support. Your dedication, especially during the trying months at the end of 2001, has been invaluable to us. We look forward to driving forward with you to continue creating the future in automotive retailing.

B.B. Hollingsworth, Jr.
Chairman, President and Chief Executive Officer
Group 1 Automotive, Inc.
March 20, 2002





"...vehicles more affordable than at any time in recent memory."

NEW VEH1CLES

Once again, Group 1 exceeded expectations in the sales of new vehicles. This is especially satisfying in the challenging retail environment experienced during 2001. Our new vehicle sales in 2001 grew 9.2 percent and reached 90,615 units, or $2.4 billion in revenues, compared with 86,729 units and $2.2 billion in 2000. Same store new vehicle sales outperformed the automotive retailing industry as we experienced sales growth of 7.8 percent versus an overall industry decline of 1.4 percent in new units sold in the U.S.

Sales were propelled higher by the combination of outstanding execution by our dealerships, lower interest rates, aggressive manufacturer incentives and fresh, innovative products such as the Chrysler PT Cruiser, Toyota Camry, Ford Focus and the Lexus SC 430. Lower interest rates combined with manufacturer incentives have made vehicles more affordable than at any time in recent memory. We believe these positive trends will continue into 2002.

New vehicle gross margin was 7.6 percent. Group 1 sells a substantially higher percentage of trucks and import brands than the overall vehicle retailing industry. In fact, Ford's best-selling F-series pickup was our leading sales vehicle in 2001, followed by the Toyota Camry. Our Toyota/Lexus and Ford franchises contributed over half of new vehicle sales.

Approximately 47.0 percent of our sales volume was from import manufacturers, highlighting the strength of Group 1's diverse brands.

To make sure Group 1 maintains its competitive edge, we customize our marketing strategies for each market served. Strategies include fixed price versus variable price, and multiple advertising venues. In addition to these local market strategies, all new vehicle inventories are closely monitored to ensure a maximum 60-day turn is maintained. This industry-leading turn provides our customers with fresh inventory and mitigates valuation issues. With continued emphasis on these strategies, we will improve on our competitiveness, resulting in increased value to our shareholders.

Same Store Sales Growth

Exceeding Industry Performance


15.8%
2.9%
12.7%
8.7%
7.1%
2.7%
7.8%
-1.4%
1998
1999
2000
2001
Industry-wide New Units
Group 1 Same Store Revenues

USED VEH1CLES



"Continued expansion of used vehicle sales provides great opportunity for your Company."

As with our other revenue streams, used vehicle sales continued its growth trend during 2001. Revenues from used vehicles grew by 12.9 percent to $1.1 billion in 2001 as we sold 14.9 percent more units. Used vehicle revenues represented 28.4 percent of Group 1's total sales and 16.0 percent of our pretax profits in 2001.

The used vehicle market is $401 billion in total, larger and less cyclical than the new vehicle market. We believe, with our sizable franchised dealership operation, that we have competitive advantages in sourcing inventory. We have access to trade-ins, and late-model off-lease vehicles, both of which are typically lower mileage and higher quality. We also obtain some vehicles from manufacturer auctions which are restricted to franchised dealers. These sourcing advantages combined with established local branding, manufacturer certification programs and advertising synergies with the new vehicle operations, create significant competitive advantages over a stand-alone used vehicle operation.

Used vehicle inventory control is important in maximizing profitability and mitigating risk. Our industry-leading used vehicle turn of 30 days ensures our customers are provided fresh inventory and mitigates the risk of holding a depreciating product. Group 1's used vehicle sales strategy is centered on customer service and maintaining high-quality inventory at competitive prices, with each dealership customizing its inventory offering based on local market trends. Continued expansion of used vehicle sales provides great opportunity for your Company.

PARTS AND SERVICE

2001 was a stellar year for our parts and service business. Revenues increased 17.7 percent to $360.2 million. Parts and service represented 40.0 percent of our pretax profits in 2001 and represents a great opportunity for future growth. Unlike new vehicle sales, the parts and service business has a counter-cyclical, recurring revenue base that provides high margins and consistent cash flow.

"We are committed to making the investments in people, technology and facilities..."

In the United States, consumers spend approximately $219 billion on parts and service annually. This extremely fragmented market is characterized by national chains and many local garages, which provide less complex services. We believe that with the increasingly complex content being added to new vehicles, more customers will make franchised dealers the preferred service provider to repair and maintain their vehicles. Group 1 is perfectly positioned to take advantage of this industry trend.

One advantage for Group 1 compared to local repair shops is that our dealerships perform warranty work for manufacturers and under third-party extended service contracts sold with the vehicles. Another key advantage is our staff of approximately 1,000 OEM-certified technicians who specialize in every brand of vehicles we sell. Our technicians are tops in their respective fields and are extensively trained to keep abreast of the rapid technology changes being incorporated into vehicles.



Group 1 also owns 24 collision service centers. These centers provide a range of services from fixing dents to major collision work. By delivering an outstanding level of service in our collision centers, we are able to further enhance the strong margins of our parts and service offerings.

We are committed to making the investments in people, technology and facilities to take advantage of this highly profitable market.

F1NANCE AND INSURANCE

"We arrange retail financing for our customers in over 70.0 percent of sales transactions..."



Other dealership revenues consist primarily of the fees we receive for arranging finance, insurance and vehicle service contracts for our customers. We arrange retail financing for our customers in over 70.0 percent of sales transactions and vehicle service contracts in over 39.0 percent of sales transactions. These fees augment the proceeds we derive from vehicle sales. By offering these services, we provide further assistance to our customers and create more of a "one-stop" retail experience. Our success is a confirmation of our diverse revenue model. During 2001, our record sales of $138.1 million in other dealership revenues generated 28.0 percent of our pretax income. Other dealership revenues totaled $871 per retail unit sold, up from $756 in 2000.

Earnings and Cash Flow Diversity
Estimated Pretax Profit Contribution



Parts & Service 40%
Finance & Insurance 28%
Used Vehicles 16%
New Vehicles 16%

Group 1's sizeable operations allow us to provide our people with extensive training in these products, which improves sales penetration and the quality of the customers' shopping experience. Our size also has allowed us to improve the economics of these transactions when compared to standalone operators. We have established favorable relationships with several preferred vendors that provide retail finance, vehicle service and insurance contracts. Generally, Group 1 does not assume the credit risk of financing customers or the risks associated with repair claims under vehicle service contracts. As Group 1 grows, our increased scale is expected to allow us to continue to improve our vehicle service contract marketing and obtain even more favorable terms from vendors, providing greater returns for our shareholders.

AWARDS

Acura Precision Team – Dealership of Distinction
Sterling McCall Acura

DaimlerChrysler 5 Star Dealer
Bob Howard Chrysler/Jeep
Bob Howard Dodge
Casa Chrysler/Jeep on the West Side
Gene Messer Chrysler/Jeep
Ira Chrysler/Jeep of Tewksbury
Ira Dodge of Lowell
Maxwell Chrysler South
Maxwell Dodge
Maxwell Taylor Chrysler/Dodge/Jeep
McKinney Dodge
Mike Smith Dodge

Ford Blue Oval Certified
Bohn Ford
Don Bohn Ford
Gene Messer Ford
Gene Messer Ford of Amarillo
Jim Tidwell's World Ford
  Cobb County
Maxwell Ford
Maxwell Ford of Elgin
Rockwall Ford/Mercury
World Ford Kendall
World Ford Pembroke Pines
World Ford Pensacola
World Ford Sandy Springs
World Ford Stone Mountain

GM Mark of Excellence
Bob Howard Pontiac/GMC
Don Bohn Buick/Pontiac/GMC
Gene Messer Cadillac
Mike Smith Buick
South Pointe Chevrolet

Hyundai Star Award
Gene Messer Hyundai

Elite of Lexus
Ira Lexus
Lexus of Clear Lake
Sterling McCall Lexus

Mitsubishi Diamond Chapter of Excellence
Gene Messer Mitsubishi

Porsche Premier Dealer
Ira Porsche/Audi

Toyota Board of Governors
Ira Toyota
Sterling McCall Toyota

Toyota Customer Service Advisory Board
Ira Toyota

Toyota Parts Excellence
Sterling McCall Toyota

Toyota President's Award
Bob Howard Toyota
Bohn Brothers Toyota
Ira Toyota
Sterling McCall Toyota

Toyota Service Excellence
Bohn Brothers Toyota
Ira Toyota
Sterling McCall Toyota

Most Valuable Platform

[illegible]
[illegible]
[illegible]
[illegible]







Bob Howard, *Bob Howard Auto Group*



Don Bohn, *Bohn Automotive Group*



Jerry Patterson, *Casa Automotive Group*



Ron Kutz, *Courtesy Auto Group*



Greg Wessels, *Gene Messer Auto Group*



Kevin McHugh, *Group 1 Atlanta*

PLATFORM PRESIDENTS



David Rosenberg, *Ira Motor Group*



Dick Fleischman, *Luby Chevrolet*



Nyle Maxwell, *Maxwell Automotive Group*



Mike Smith, *Mike Smith Automotive Group*



Kevin Whalen, *Sterling McCall Automotive Group*



John Tkac, *South Florida Operations Manager, World Auto Group – South Florida*



LOCAT1ONS



Colorado
Luby Chevrolet

Florida
World Auto Group – North Florida
World Auto Group – South Florida

Georgia
Group 1 Atlanta

Louisiana
Bohn Automotive Group

Massachusetts
Ira Motor Group

New Mexico
Casa Automotive Group

Oklahoma
Bob Howard Auto Group

Texas
Courtesy Auto Group – Dallas
Gene Messer Auto Group – West Texas
Maxwell Automotive Group – Austin
Sterling McCall Automotive Group – Houston
Mike Smith Automotive Group – Beaumont

FINANCIAL TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL DATA

We completed our initial public offering and acquisition of our first four dealership groups on November 3, 1997. Before that date, Group 1 Automotive, Inc. had no operations and each of the dealership groups were privately owned and operated independently. The following selected historical financial data as of December 31, 2001, 2000, 1999, 1998 and 1997, and for the four years in the period ended December 31, 2001, include the operations of all dealerships acquired from the effective dates of the acquisitions and have been derived from our audited financial statements.

Year Ended December 31,	2001	2000	1999	1998
(dollars in thousands, except per share amounts)				
Income Statement Data:				
Revenues	$ 3,996,374	$ 3,586,146	$ 2,508,324	$ 1,630,057
Cost of sales	3,389,122	3,058,709	2,131,967	1,393,547
Gross profit	607,252	527,437	376,357	236,510
Selling, general and administrative expenses	458,546	393,679	279,791	178,038
Depreciation and amortization	17,358	16,038	10,616	6,426
Income from operations	131,348	117,720	85,950	52,046
Other income (expense):				
Floorplan interest expense	(27,935)	(37,536)	(20,395)	(12,837)
Other interest expense, net	(13,863)	(15,500)	(10,052)	(4,027)
Other income (expense), net	(128)	1,142	186	39
Income before income taxes	89,422	65,826	55,689	35,221
Provision for income taxes	33,980	25,014	22,174	14,502
Net income	$ 55,442	$ 40,812	$ 33,515	$ 20,719
Earnings per share:				
Basic	$ 2.75	$ 1.91	$ 1.62	$ 1.20
Diluted	$ 2.59	$ 1.88	$ 1.55	$ 1.16
Weighted average shares outstanding:				
Basic	20,137,661	21,377,902	20,683,308	17,281,165
Diluted	21,415,154	21,709,833	21,558,920	17,904,878

As of December 31,	2001	2000	1999	1998	1997
(in thousands)					
Balance Sheet Data:					
Working capital	$ 154,713	$ 54,769	$ 80,128	$ 48,251	$ 55,475
Inventories, net	454,961	527,101	386,255	219,176	105,421
Total assets	1,054,425	1,099,553	842,910	477,710	213,149
Total long-term debt, including current portion	97,186	141,899	114,250	45,787	9,369
Stockholders' equity	392,243	247,416	232,029	136,184	89,372

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading operator in the $1 trillion automotive retailing industry. Simultaneously with the closing of our initial public offering in 1997, we acquired four automobile dealership groups, representing 30 automobile dealership franchises. Through a series of acquisitions, we now operate 96 dealership franchises in Texas, Oklahoma, Florida, Georgia, New Mexico, Colorado, Louisiana and Massachusetts. Through our dealerships and Internet sites, we sell new and used cars and light trucks; arrange related financing, vehicle service and insurance contracts; provide maintenance and repair services; and sell replacement parts. We also operate 24 collision service centers.

We have diverse sources of revenues, including: new car sales, new truck sales, used car sales, used truck sales, manufacturer remarketed vehicle sales, parts sales, service sales, collision repair services, finance fees, vehicle service contract fees, insurance fees, documentary fees and after-market product sales. Sales revenues from new and used vehicle sales and parts and service sales include sales to retail customers, other dealerships and wholesalers. Other dealership revenue includes revenues from arranging financing, vehicle service and insurance contracts and documentary fees, net of a provision for anticipated chargebacks.

Our total gross margin varies as our merchandise mix (the mix between new vehicle sales, used vehicle sales, parts and service sales, collision repair service sales and other dealership revenues) changes. Our gross margin on the sale of products and services varies significantly, with new vehicle sales generally resulting in the lowest gross margin and other dealership revenues generally resulting in the highest gross margin. When our new vehicle sales increase or decrease at a rate greater than our other revenue sources, our gross margin responds inversely. Factors such as seasonality, weather, cyclicality and manufacturers' advertising and incentives may impact our merchandise mix, and therefore influence our gross margin.

Selling, general and administrative expenses consist primarily of incentive-based compensation for sales, administrative, finance and general management personnel, rent, marketing, insurance and utilities. We believe that approximately 60% of our selling, general and administrative expenses are variable, allowing us to adjust our cost structure based on business trends. Interest expense consists of interest charges on interest-bearing debt, including floorplan inventory financing, net of interest income earned. We receive interest assistance from various of our manufacturers. This assistance, which is reflected as a reduction of cost of sales, generally equals between 70% and 100% of floorplan interest expense, which mitigates the impact of interest rate changes on our financial results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Selected Operational and Financial Data for the Years Ended December 31, 2001 and December 31, 2000

New Vehicle Data

(dollars in thousands, except per unit amounts)

	2001	2000	Increase/ (Decrease)	Percent Change
Retail unit sales	90,615	86,729	3,886	4.5 %
Retail sales revenues	$2,365,008	$2,165,954	$199,054	9.2 %
Gross profit	$ 179,069	$ 169,690	$ 9,379	5.5 %
Average gross profit per retail unit sold	$ 1,976	$ 1,957	$ 19	1.0 %
Gross margin	7.6%	7.8%	(0.2)%	–

Used Vehicle Data

(dollars in thousands, except per unit amounts)

	2001	2000	Increase/ (Decrease)	Percent Change
Retail unit sales	67,927	59,144	8,783	14.9 %
Total revenues	$1,133,066	$1,003,759	$129,307	12.9 %
Retail sales revenues *(1)*	$ 942,501	$ 804,039	$138,462	17.2 %
Gross profit	$ 90,213	$ 79,940	$ 10,273	12.9 %
Average gross profit per retail unit sold	$ 1,328	$ 1,352	$ (24)	(1.8)%
Retail gross margin *(2)*	9.6%	9.9%	(0.3)%	–
Total gross margin *(2)*	8.0%	8.0%	0.0 %	–

(1) Excludes used vehicle wholesale revenues, as these transactions facilitate retail vehicle sales and are not expected to generate profit.

(2) Retail gross margin equals gross profit divided by retail sales revenues. Total gross margin equals gross profit divided by total revenues.

Parts and Service Data

(dollars in thousands)

	2001	2000	Increase	Percent Change
Sales revenues	$ 360,201	$ 306,089	$ 54,112	17.7 %
Gross profit	$ 199,871	$ 167,463	$ 32,408	19.4 %
Gross margin	55.5%	54.7%	0.8 %	–

Other Dealership Revenues, net

(dollars in thousands, except per unit amounts)

	2001	2000	Increase	Percent Change
Retail new and used unit sales	158,542	145,873	12,669	8.7 %
Retail sales revenues	$ 138,099	$ 110,344	$ 27,755	25.2 %
Other dealership revenues, net per retail unit sold	$ 871	$ 756	$ 115	15.2 %

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Same Store Revenues Comparison (1)

(dollars in thousands)

	2001	2000	Increase	Percent Change
New vehicle sales	$2,215,783	$2,086,838	$128,945	6.2%
Used vehicle sales	1,036,415	955,895	80,520	8.4%
Parts and service sales	324,598	290,590	34,008	11.7%
Other dealership revenues, net	128,602	103,938	24,664	23.7%
Total revenues	$3,705,398	$3,437,261	$268,137	7.8%

(1) Includes only those dealerships owned during all of the months of both periods in the comparison.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Revenues. Revenues increased $410.3 million, or 11.4%, to $3,996.4 million for the year ended December 31, 2001, from $3,586.1 million for the year ended December 31, 2000. New vehicle revenues increased primarily due to strong customer acceptance of our products, particularly Toyota, Lexus and Honda, aggressive manufacturer incentives and the acquisitions of additional dealership operations during 2000 and 2001. The growth in used vehicle revenues was primarily attributable to an emphasis on used vehicle sales in the New Mexico, Atlanta, Oklahoma, Boston, Houston, West Texas and Austin markets and the additional dealership operations acquired. The increase in parts and service revenues was due to strong organic growth in the Boston, Houston, Oklahoma and south Florida markets and the additional dealership operations acquired. Other dealership revenues increased primarily due to increased sales training, company-wide benchmarking, a favorable interest rate environment and an increase in the number of retail new and used vehicle sales.

Gross Profit. Gross profit increased $79.9 million, or 15.1%, to $607.3 million for the year ended December 31, 2001, from $527.4 million for the year ended December 31, 2000. The increase was attributable to an increase in the gross margin from 14.7% for the year ended December 31, 2000, to 15.2% for the year ended December 31, 2001, and increased revenues. The gross margin increased as lower margin new vehicle revenues decreased as a percentage of total revenues, and increased gross profits on parts and service, and other dealership revenues offset reduced gross margins on new vehicle sales. The gross margin on new retail vehicle sales declined to 7.6% from 7.8% due primarily to the decline in interest rates during the year, which resulted in a reduction in the amount of floorplan assistance paid by various of our manufacturers. The gross margin on retail used vehicle sales decreased to 9.6% from 9.9% due primarily to pressure on used vehicle values caused by aggressive incentives placed on new vehicles by the manufacturers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $64.8 million, or 16.5%, to $458.5 million for the year ended December 31, 2001, from $393.7 million for the year ended December 31, 2000. The increase was primarily attributable to the additional dealership operations acquired and increased variable expenses, particularly incentive pay to employees, which increased as gross profit increased. Selling, general and administrative expenses increased as a percentage of gross profit to 75.5% from 74.6% due primarily to the additional dealership operations acquired and incentive compensation.

Interest Expense. Floorplan and other interest expense, net, decreased $11.2 million, or 21.1%, to $41.8 million for the year ended December 31, 2001, from $53.0 million for the year ended December 31, 2000. The decrease was due primarily to a decline in interest rates. During the year ended December 31, 2001, there was an approximately 240 basis point reduction in our floorplan financing rate as compared to the prior year.

Other Income (Expense), net. Other income (expense), net, decreased $1,270,000 to $(128,000) for the year ended December 31, 2001, from $1,142,000 for the year ended December 31, 2000. The decrease is due primarily to a $1.0 million gain from the sale of a Chrysler franchise in Austin, Texas, during 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Operational and Financial Data for the Years Ended December 31, 2000 and December 31, 1999

New Vehicle Data

(dollars in thousands, except per unit amounts)

	2000	1999	Increase/ (Decrease)	Percent Change
Retail unit sales	86,729	60,384	26,345	43.6 %
Retail sales revenues	$2,165,954	$1,465,759	$ 700,195	47.8 %
Gross profit	$ 169,690	$ 121,639	$ 48,051	39.5 %
Average gross profit per retail unit sold	$ 1,957	$ 2,014	$ (57)	(2.8)%
Gross margin	7.8%	8.3%	(0.5)%	–

Used Vehicle Data

(dollars in thousands, except per unit amounts)

	2000	1999	Increase	Percent Change
Retail unit sales	59,144	45,630	13,514	29.6 %
Total revenues	$1,003,759	$ 750,807	$ 252,952	33.7 %
Retail sales revenues *(1)*	$ 804,039	$ 606,764	$ 197,275	32.5 %
Gross profit	$ 79,940	$ 59,308	$ 20,632	34.8 %
Average gross profit per retail unit sold	$ 1,352	$ 1,300	$ 52	4.0 %
Retail gross margin *(2)*	9.9%	9.8%	0.1%	–
Total gross margin *(2)*	8.0%	7.9%	0.1%	–

(1) Excludes used vehicle wholesale revenues, as these transactions facilitate retail vehicle sales and are not expected to generate profit.

(2) Retail gross margin equals gross profit divided by retail sales revenues. Total gross margin equals gross profit divided by total revenues.

Parts and Service Data

(dollars in thousands)

	2000	1999	Increase/ (Decrease)	Percent Change
Sales revenues	$ 306,089	$ 212,970	$ 93,119	43.7 %
Gross profit	$ 167,463	$ 116,622	$ 50,841	43.6 %
Gross margin	54.7%	54.8%	(0.1)%	–

Other Dealership Revenues, net

(dollars in thousands,except per unit amounts)

	2000	1999	Increase	Percent Change
Retail new and used unit sales	145,873	106,014	39,859	37.6 %
Retail sales revenues	$ 110,344	$ 78,788	$ 31,556	40.1 %
Other dealership revenues, net per retail unit sold	$ 756	$ 743	$ 13	1.7 %

Same Store Revenues Comparison (1)

(dollars in thousands)

	2000	1999	Increase	Percent Change
New vehicle sales	$1,343,522	$1,232,041	$111,481	9.0%
Used vehicle sales	677,211	655,625	21,586	3.3%
Parts and service sales	192,971	181,113	11,858	6.5%
Other dealership revenues, net	73,468	67,533	5,935	8.8%
Total revenues	$2,287,172	$2,136,312	$150,860	7.1%

(1) Includes only those dealerships owned during all of the months of both periods in the comparison.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

Revenues. Revenues increased $1,077.8 million, or 43.0%, to $3,586.1 million for the year ended December 31, 2000, from $2,508.3 million for the year ended December 31, 1999. New vehicle revenues increased primarily due to strong customer acceptance of our products, particularly Lexus, Honda, Nissan and Toyota, partially offset by some weakness in the General Motors brands, and the acquisitions of additional dealership operations during 1999 and 2000. The growth in used vehicle revenues was primarily attributable to an emphasis on used vehicle sales in the Dallas, Denver, Oklahoma and south Florida markets, and the additional dealership operations acquired. The increase in parts and service revenues was due to the additional dealership operations acquired, coupled with strong organic growth in the Austin, Houston and south Florida markets. Other dealership revenues increased primarily due to an increase in the number of retail new and used vehicle sales.

Gross Profit. Gross profit increased $151.0 million, or 40.1%, to $527.4 million for the year ended December 31, 2000, from $376.4 million for the year ended December 31, 1999. The increase was attributable to increased revenues, net of a decrease in gross margin from 15.0% for the year ended December 31, 1999, to 14.7% for the year ended December 31, 2000. The gross margin decreased as lower margin new vehicle revenues increased as a percentage of total revenues, and the gross margin on new vehicle sales declined. The gross margin on new retail vehicle sales declined to 7.8% from 8.3% due to the lower margins of our last two platform acquisitions. Our new vehicle gross margin would have been 8.2%, excluding the impact of our last two platform acquisitions. The gross margins on our other products and services remained relatively consistent with the prior year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $113.9 million, or 40.7%, to $393.7 million for the year ended December 31, 2000, from $279.8 million for the year ended December 31, 1999. The increase was primarily attributable to the additional dealership operations acquired and increased variable expenses, particularly incentive pay to employees, which increased as gross profit increased. Additionally, we recorded a $1.5 million charge, during the first quarter of 2000, related to unfavorable medical claims experience. Our medical plan was revised as of March 1, 2000. Selling, general and administrative expenses increased as a percentage of gross profit to 74.6% from 74.3% due to the medical plan charge and under-performance in our Albuquerque and south Florida operations.

Interest Expense. Floorplan and other interest expense, net, increased $22.6 million, or 74.3%, to $53.0 million for the year ended December 31, 2000, from $30.4 million for the year ended December 31, 1999. The increase was due to increases in total debt outstanding and interest rates. The increase in debt outstanding was primarily attributable to the floorplan borrowings of the additional dealership operations acquired and additional borrowings to complete acquisitions. Further, contributing to the increase was a 100 basis point increase in the weighted average LIBOR. Partially mitigating the LIBOR increase was a 25 basis point rate reduction of the spread charged on our floorplan notes payable, which was effective in May 1999. Additionally, in December 2000, we received another 12.5 basis point reduction of the spread charged.

Other Income, net. Other income, net, increased $956,000 to $1,142,000 for the year ended December 31, 2000, from $186,000 for the year ended December 31, 1999. The increase is due primarily to a $1.0 million gain from the sale of a Chrysler franchise in Austin, Texas.

Liquidity and Capital Resources

Our principal sources of liquidity are cash from operations, our credit facility (which includes the floorplan facility and the acquisition facility) and equity and debt offerings.

The following table sets forth selected historical information from our statements of cash flows:

Year Ended December 31, *(in thousands)*	2001	2000	1999
Net cash provided by operating activities	$ 86,988	$ 95,592	$73,224
Net cash used in investing activities	(27,229)	(72,768)	(126,944)
Net cash provided by (used in) financing activities	(53,425)	(770)	106,101
Net increase in cash and cash equivalents	$ 6,334	$ 22,054	$52,381

Cash Flows

Total cash and cash equivalents at December 31, 2001, were $147.2 million, and include $130.4 million of contracts-in-transit, which are generated in the ordinary course of business.

Operating activities. For the three-year period ended December 31, 2001, we generated $255.8 million in net cash from operating activities, primarily driven by net income plus depreciation and amortization. Excluding working capital changes, during 2001 cash flows from operating activities increased $10.2 million over the prior-year period.

Investing activities. The $27.2 million of cash used for investing activities during 2001 was primarily attributable to purchases of property and equipment and cash paid in acquisitions, net of cash balances obtained in the acquisitions, partially offset by proceeds from sales of franchises. During 2001, we used approximately $20.9 million in purchasing property and equipment, of which, approximately $12.5 million was for the purchase of land and construction of new facilities.

During 2000, $72.8 million of cash was used for investing activities, primarily attributable to cash paid in completing acquisitions, net of cash balances obtained in the acquisitions, and purchases of property and equipment, partially offset by proceeds from the sales of franchises. During 2000, we used approximately $17.3 million in purchasing property and equipment, of which, approximately $8.8 million was for the purchase of land and construction of new facilities.

During 1999, $126.9 million was used for investing activities, primarily attributable to completing acquisitions, net of cash balances obtained in the acquisitions, and purchases of property and equipment, partially offset by sales of property and equipment. During 1999, we used approximately $27.4 million in purchasing property and equipment, of which, approximately $19.6 million was for the purchase of land and construction of new facilities. Partially offsetting these uses of cash, we received $11.7 million from sales of property and equipment. The proceeds were received primarily from the sale of dealership properties to a REIT for approximately $11.2 million, and for which no gain or loss was recognized.

Financing activities. We used approximately $53.4 million in financing activities during 2001. The uses were primarily attributable to paydowns made on our revolving credit facility and purchases of treasury stock, largely offset by the proceeds of our common stock offering. In October 2001, we completed an offering of 3.3 million shares of our common stock, with net proceeds from the offering, after expenses, of approximately $98.5 million. The proceeds from the offering, as well as cash flows from operations, were used to reduce the outstanding balance under our credit facility by $118.6 million. We may re-borrow the amounts repaid under our credit facility for general corporate purposes, including acquisitions.

During 2000 we used approximately $770,000 in financing activities. Cash was provided primarily through borrowings on our revolving credit facility. We used $6.3 million for principal payments of long-term debt. Additionally, we used $20.9 million for purchases of treasury stock.

The net cash provided during 1999 was generated primarily from our March 1999 offerings of 2 million shares of common stock and $100 million of senior subordinated notes. The net proceeds from these offerings, approximately $137.7 million, were used to repay $59.0 million borrowed under the acquisition portion of the credit facility, with the remainder of the proceeds being used in completing acquisitions during 1999. Additionally, in connection with the sale of properties to a REIT, we paid off mortgages of approximately $2.5 million.

Working Capital. At December 31, 2001, we had working capital of $154.7 million, which is approximately $100 million higher than we believe we need to operate our business. We expect to use this excess working capital to fund acquisitions and anticipated capital expenditures. Historically, we have funded our operations with internally generated cash flow and borrowings. Certain manufacturers have minimum working capital guidelines, which may limit a subsidiary's ability to make distributions to the parent company. While we cannot guarantee it, based on current facts and circumstances, we believe we have adequate cash flow coupled with borrowing capacity under our credit facility to fund our current operations, anticipated capital expenditures and acquisitions.

Stock Repurchase

The board of directors has authorized us to repurchase a portion of our stock, subject to management's judgment and the restrictions of our various debt agreements. Our agreements, subject to other covenants, allow us to spend approximately 33 percent of our cumulative net income to repurchase stock. During 2001 we repurchased 0.4 million shares for approximately $9.3 million, excluding shares repurchased to fulfill obligations under our employee stock purchase plan. At times we have purchased our stock from related parties. These transactions were completed at then current market prices. We allocate resources based on a risk-adjusted analysis of expected returns. As such, we may repurchase shares of our common stock if market conditions allow us to receive an acceptable return on investment.

Capital Expenditures

Our capital expenditures include expenditures to extend the useful life of current facilities and expenditures to start or expand operations. Historically, our annual capital expenditures exclusive of new or expanded operations have approximately equaled our annual depreciation charge. Expenditures relating to the construction or expansion of dealership facilities, generally, are driven by new franchises being awarded to us by a manufacturer or significant growth in sales at an existing facility. During 2002, we plan to invest approximately $21 million to expand nine existing facilities and prepare six new facilities for operations. Additionally, during 2002, we will be relocating certain dealerships we own to new facilities that are being constructed and financed by related and third-parties. We estimate that the relocation of our stores to the new facilities will result in incremental rent expense of approximately $0.7 million, per year.

Acquisition Financing

We anticipate acquiring at least $500 million in revenues during 2002, consisting of both platform and tuck-in acquisitions. We expect the cash needed to complete our acquisitions will come from excess working capital, operating cash flows of our dealerships and borrowings under our credit facility.

Credit Facility

Our credit facility provides a floorplan facility of $702 million, with an interest rate of LIBOR plus 112.5 basis points, for financing vehicle inventories. Additionally, the credit facility provides an acquisition facility of $198 million for financing acquisitions, general corporate purposes and capital expenditures and bears interest at LIBOR plus a margin varying between 175 to 325 basis points, dependent upon certain financial ratios. The amount available to be borrowed under the acquisition portion of the credit facility is dependent upon a calculation based on our cash flow and maintaining certain financial ratios. The credit facility also contains various covenants including financial ratios, such as fixed-charge coverage, interest coverage and a minimum net worth requirement, among others, as well as other requirements which must be maintained. The lending group making up the credit facility is comprised of 15 major financial institutions, including five manufacturer captive finance companies. The manufacturer captive finance companies are Ford Motor Credit Company, Toyota Motor Credit Corporation, BMW Financial Services N.A. Inc., Chrysler Financial Company, L.L.C. and Mercedes-Benz Credit Corporation. As of March 15, 2002, $198 million is available to be drawn under the acquisition facility, subject to a cash flow calculation and the maintenance of certain financial ratios and various covenants. The credit facility allows 33% of net income to be paid as cash dividends.

During July 2001, we entered into a two-year interest rate swap with a notional amount of $100 million. Additionally, during October 2001, we entered into a three-year interest rate swap with a notional amount of $100 million. The effect of these swaps is to convert the interest rate on a portion of our borrowings from the 30-day LIBOR to an average fixed rate of interest of 5.20%.

Leases

We lease various real estate, facilities and equipment under long-term operating lease agreements, including leases with related parties. Generally, the related-party and third-party leases have 30-year total terms with initial terms of 15 years and three five-year option periods, at our option. See Note 11 to the Financial Statements, which summarizes our obligations to related and third-parties. Additionally, we generally have an option to purchase the real estate and facilities at the end of the lease term, and a right of first refusal, giving us the opportunity to purchase the real estate and facilities, if the owner reaches an agreement to sell them to a third party.

Obligations and Commitments

The following is a summary of our future contractual cash obligations:

Contractual Cash Obligations *(in thousands)*	2002	2003	2004	2005	2006	Thereafter	Total
Debt *(1)*	$ 1,687	$ 1,381	$ 874	$ 881	$ 555	$ 91,808	$ 97,186
Floorplan notes payable *(1)*	–	364,954	–	–	–	–	364,954
Leases	30,875	30,455	30,138	28,869	28,445	153,030	301,812
Other long-term obligations	25	25	25	25	25	1,025	1,150
Total	$32,587	$396,815	$31,037	$29,775	$29,025	$245,863	$765,102

(1) Excludes interest payments.

Our credit facility is currently set to mature on December 31, 2003. The credit facility provides commitments for inventory financing, floorplan notes payable, up to $702 million, of which we had borrowed $365.0 million at December 31, 2001. Payments, generally, are required to be made on the floorplan notes payable as the vehicles are sold. The credit facility also provides commitments for a revolving credit line for general corporate purposes, including acquisitions, up to $198 million, of which none was outstanding at December 31, 2001. Other than the interest rate swap agreements discussed above, there are no other significant contractual commitments to or from us.

Current Business Trends

During 2001, approximately 17.2 million new vehicles were sold in the United States. Industry analyst estimates for 2002 are predicting new vehicle unit sales of between 15.5 million and 16.0 million units. Annual sales of 15.5 million units would rank as the sixth highest total of new vehicle retail sales in the United States during the past 100 years. As the used vehicle market is less cyclical than the new vehicle market, we expect to see continued single-digit growth in used vehicle retail sales volume. Due to the increase in units in operation from the recent record new vehicle sales, and the increasing complexity of the vehicles being sold today, we expect to see growth in the parts and service market for franchised automobile dealers. With respect to interest rates, the one-month LIBOR, which averaged approximately 3.9% during 2001, has fallen to approximately 1.9% in March 2002.

Discussion of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by us in the accompanying consolidated financial statements relate to reserves for inventory valuations and future chargebacks on finance and vehicle service contract fees, and valuation of intangible assets. Actual results could differ from those estimates.

Critical accounting policies are those that are both most important to the portrayal of a company's financial position and results of operations, and require management's most difficult, subjective or complex judgments. Below is a discussion of what we believe are our critical accounting policies. See Note 2 to our consolidated financial statements for additional discussion regarding our accounting policies.

Inventories

New, used and demonstrator vehicles are stated at the lower of cost or market, determined on a specific-unit basis. Vehicle inventory cost consists of the amount paid to acquire the inventory, plus reconditioning cost, cost of equipment added and transportation cost. Additionally, we receive interest assistance from some of our manufacturers. The assistance is accounted for as a purchase discount and is reflected as a reduction to the inventory cost on the balance sheet and as a reduction to cost of sales in the income statement as the vehicles are sold. Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market. As the market value of our inventories typically declines with the passage of time, valuation reserves are provided against the inventory balances based on the agings of the inventories and market trends.

Finance and Service Contract Income Recognition

We arrange financing for customers through various institutions and receive financing fees based on the difference between the loan rates charged to customers over predetermined financing rates set by the financing institution. In addition, we receive fees from the sale of vehicle service contracts to customers.

We may be charged back ("chargebacks") for unearned financing fees or vehicle service contract fees in the event of early termination of the contracts by customers. The revenues from financing fees and vehicle service contract fees in administrator-obligor states are recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. In dealer-obligor states, revenues from vehicle service contract fees and related direct costs are deferred and recognized over the life of the contracts. Finance and vehicle service contract revenues, net of estimated chargebacks, are included in other dealership revenues in the accompanying consolidated financial statements.

Intangible Assets

The following are recently issued statements by the Financial Accounting Standards Board that we believe could have a significant impact on our reported financial condition or statement of operations.

In June 2001, Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" was issued. SFAS No. 141 eliminates the use of the pooling-of-interests method of accounting for business combinations and establishes the purchase method as the only acceptable method. We adopted this statement effective July 1, 2001. Acquired intangible assets, if any, are separately recognized if, among other things, the benefit is obtained through contractual or other legal rights, such as franchise agreements. Goodwill is recorded only to the extent the purchase price for an entity exceeds the fair value of the net tangible assets and identifiable intangible assets acquired.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued. SFAS No. 142 changes the treatment of goodwill by no longer amortizing goodwill, however, other identifiable intangible assets are to be separately recognized and amortized, as applicable. The statement requires, at least annually, an assessment for impairment of goodwill and other indefinite life intangible assets by applying a fair-value based test. A portion of our intangible assets relate to franchise value, which is considered to have an indefinite life. The statement is effective for fiscal years beginning after December 15, 2001. The adoption of the statement will result in the elimination of approximately $7.5 million of goodwill amortization, annually, subsequent to December 31, 2001. Additionally, adoption could result in an impairment of goodwill, based on the new fair-value based test, which would be reflected as a cumulative effect of change in accounting principle on January 1, 2002. We are currently analyzing the impact this statement will have on our consolidated results of operations and financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Dividend Policy

We have never declared or paid dividends on our common stock. We intend to retain future earnings, if any, to finance the development and expansion of our business and/or repurchase our common stock and/or senior subordinated notes. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. The decision whether to pay dividends will be made by our Board of Directors after considering our results of operations, financial condition, capital requirements, general business conditions and other factors.

Certain provisions of the credit facility and the senior subordinated notes require us to maintain certain financial ratios and restrict us from making substantial disbursements outside the ordinary course of business, including limitations on the payment of cash dividends. In addition, pursuant to the automobile franchise agreements to which our dealerships are subject, all dealerships are required to maintain a certain minimum working capital.

Cautionary Statement About Forward-Looking Statements

This annual report includes certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include statements regarding our plans, goals, beliefs or current expectations, including those plans, goals, beliefs and expectations of our officers and directors with respect to, among other things:

- the completion of pending and future acquisitions
- operating cash flows and availability of capital
- future stock repurchases
- capital expenditures
- changes in sales volumes in the new and used vehicle and parts and service markets
- impact of new accounting standards
- business trends and interest rates

Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results in the forward-looking statements for a number of reasons, including;

- the future economic environment, including consumer confidence, interest rates and manufacturer incentives, may affect the demand for new and used vehicles and parts and service sales
- regulatory environment, adverse legislation, or unexpected litigation
- our principal automobile manufacturers, especially Ford, Toyota and GM may not continue to produce or make available to us vehicles that are in high demand by our customers
- requirements imposed on us by our manufacturers may affect our acquisitions and capital expenditures related to our dealership facilities
- our dealership operations may not perform at expected levels or achieve expected improvements
- we may not achieve expected future cost savings and our future costs could be higher than we expected
- available capital resources and various debt agreements may limit our ability to repurchase shares. Any repurchases of our stock may be made, from time to time, in accordance with applicable securities laws, in the open market or in privately negotiated transactions at such time and in such amounts, as we consider appropriate
- available capital resources may limit our ability to complete acquisitions
- available capital resources may limit our ability to complete construction of new or expanded facilities
- our cost of financing could increase significantly
- new accounting standards could materially impact our reported earnings per share

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this annual report, including the information set forth under the heading "Business" in the 2001 Form 10-K, identifies factors that could affect our operating results and performance. We urge you to carefully consider those factors.

All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement.

Qualitative and Quantitative Disclosures About Market Risk

The table below provides information about our market-sensitive financial instruments and constitutes a "forward-looking statement." Our major market-risk exposure is changing interest rates. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. These swaps are entered into with financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss. All items described are non-trading.

	Expected Maturity Date							Fair Value
(dollars in millions)	2002	2003	2004	2005	2006	Thereafter	Total	December 31, 2001
VARIABLE RATE DEBT								
Current	$0.1	$365.0	$ –	$ –	$ –	$ –	$365.1	$365.1
Average interest rates	3.37%	3.27%	–	–	–	–		
Non-current	$ –	$ 0.1	$ –	$ –	$ –	$ –	$ 0.1	$ 0.1
Average interest rates	–	3.37%	–	–	–	–		
Total variable rate debt	$0.1	$365.1	$ 0.0	$0.0	$0.0	$0.0	$365.2	
Interest rate swaps	$ –	$100.0	$ 100.0	$ –	$ –	$ –	$200.0	$ 1.3
Average pay rate (fixed) *(1)*	–	5.53%	4.88%	–	–	–		
Average receive rate (variable) *(1) (2)*	–	3.00%	3.00%	–	–	–		
Net variable rate debt	$0.1	$265.1	$(100.0)	$0.0	$0.0	$0.0	$165.2	

(1) The rate shown includes the 112.5 basis point spread charged on the floorplan notes payable.

(2) Both swaps variable rates are based on 30-day LIBOR. The rate shown is as of December 31, 2001.

We receive interest assistance from various manufacturers. Generally, this assistance equals approximately 70% to 100% of our floorplan notes payable interest expense. During 2001, we recognized $29.1 million of assistance, which we accounted for as a purchase discount and reflected as a reduction of cost of sales in the income statement as vehicles were sold.

Based on our capital structure as of December 31, 2001, a 100 basis point change in interest rates would result in an estimated $1.5 million change in interest expense, net of tax. However, as a portion of the interest assistance we receive from the manufacturers tracks changes in interest rates, we estimate that there is effectively no direct impact on our net income of any change in interest rates.

Also see "Business – Risk Factors – Changes in Interest Rates Could Adversely Impact our Profitability" in the 2001 Form 10-K.

CONSOLIDATED BALANCE SHEETS

December 31, *(in thousands)*	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 147,212	$ 140,878
Accounts and notes receivable, net	43,684	39,709
Inventories, net	454,961	527,101
Deferred income taxes	10,721	7,661
Other assets	5,354	5,190
Total current assets	661,932	720,539
PROPERTY AND EQUIPMENT, net	83,011	70,901
INTANGIBLE ASSETS, net	282,527	285,892
INVESTMENTS AND DEFERRED COSTS FROM REINSURANCE ACTIVITIES	21,187	15,511
OTHER ASSETS	5,768	6,710
Total assets	$1,054,425	$1,099,553
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Floorplan notes payable	$ 364,954	$ 536,707
Current maturities of long-term debt	1,687	1,506
Accounts payable	73,089	57,872
Accrued expenses	67,489	69,685
Total current liabilities	507,219	665,770
DEBT, net of current maturities	10,497	45,949
SENIOR SUBORDINATED NOTES	85,002	94,444
DEFERRED INCOME TAXES	9,982	8,668
OTHER LIABILITIES	20,776	16,384
Total liabilities before deferred revenues	633,476	831,215
DEFERRED REVENUES FROM INSURANCE POLICY AND VEHICLE SERVICE CONTRACT SALES	28,706	20,922
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, 1,000,000 shares authorized, none issued or outstanding	–	–
Common stock, $.01 par value, 50,000,000 shares authorized, 23,029,853 and 21,260,227 issued	230	213
Additional paid-in capital	251,145	170,683
Retained earnings	147,959	92,517
Accumulated other comprehensive loss	(807)	–
Treasury stock, at cost, 343,345 and 1,494,488 shares	(6,284)	(15,997)
Total stockholders' equity	392,243	247,416
Total liabilities and stockholders' equity	$1,054,425	$1,099,553

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,	2001	2000	1999
(dollars in thousands, except per share amounts)			
Revenues:			
New vehicle sales	$ 2,365,008	$ 2,165,954	$ 1,465,759
Used vehicle sales	1,133,066	1,003,759	750,807
Parts and service sales	360,201	306,089	212,970
Other dealership revenues, net	138,099	110,344	78,788
Total revenues	3,996,374	3,586,146	2,508,324
Cost of Sales:			
New vehicle sales	2,185,939	1,996,264	1,344,120
Used vehicle sales	1,042,853	923,819	691,499
Parts and service sales	160,330	138,626	96,348
Total cost of sales	3,389,122	3,058,709	2,131,967
Gross Profit	607,252	527,437	376,357
Selling, General and Administrative Expenses	458,546	393,679	279,791
Income from operations before non-cash charges	148,706	133,758	96,566
Depreciation Expense	8,216	7,587	4,853
Amortization Expense	9,142	8,451	5,763
Income from operations	131,348	117,720	85,950
Other Income and (Expenses):			
Floorplan interest expense, excludes manufacturer interest assistance	(27,935)	(37,536)	(20,395)
Other interest expense, net	(13,863)	(15,500)	(10,052)
Other income (expense), net	(128)	1,142	186
Income before Income Taxes	89,422	65,826	55,689
Provision for Income Taxes	33,980	25,014	22,174
Net Income	$ 55,442	$ 40,812	$ 33,515
Earnings per share:			
Basic	$ 2.75	$ 1.91	$ 1.62
Diluted	$ 2.59	$ 1.88	$ 1.55
Weighted average shares outstanding:			
Basic	20,137,661	21,377,902	20,683,308
Diluted	21,415,154	21,709,833	21,558,920

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
BALANCE, December 31, 1998	18,267,515	$ 183	$118,469	$ 18,190	$ –	$ (658)	$136,184
Net income	–	–	–	33,515	–	–	33,515
Common stock offering, net	2,000,000	20	42,866	–	–	–	42,886
Issuance of common stock in acquisitions	1,459,852	15	21,069	–	–	–	21,084
Proceeds from sales of common stock under employee benefit plans	322,195	3	4,195	–	–	–	4,198
Issuance of treasury stock to employee benefit plans	(248,195)	(3)	(5,201)	–	–	5,204	–
Purchase of treasury stock	–	–	–	–	–	(5,838)	(5,838)
BALANCE, December 31, 1999	21,801,367	218	181,398	51,705	–	(1,292)	232,029
Net income	–	–	–	40,812	–	–	40,812
Issuance of common stock in acquisitions	633,888	6	6,223	–	–	–	6,229
Proceeds from sales of common stock under employee benefit plans	413,004	4	3,680	–	–	–	3,684
Issuance of treasury stock to employee benefit plans	(341,004)	(3)	(4,510)	–	–	4,513	–
Purchase of treasury stock	–	–	–	–	–	(35,338)	(35,338)
Cancellation of treasury stock purchased	(1,247,028)	(12)	(16,108)	–	–	16,120	–
BALANCE, December 31, 2000	21,260,227	213	170,683	92,517	–	(15,997)	247,416
Comprehensive income:							
Net income	–	–	–	55,442	–	–	55,442
Other accumulated comprehensive income:							
Interest rate swap adjustment	–	–	–	–	(807)	–	(807)
Total comprehensive income							$ 54,635
Common stock offering, net	3,300,000	33	98,489	–	–	–	98,522
Proceeds from sales of common stock under employee benefit plans	439,325	4	4,997	–	–	–	5,001
Issuance of treasury stock to employee benefit plans	(390,254)	(4)	(4,669)	–	–	4,673	–
Purchase of treasury stock	–	–	–	–	–	(13,966)	(13,966)
Cancellation of treasury stock purchased	(1,579,445)	(16)	(18,990)	–	–	19,006	–
Tax benefit from options exercised	–	–	635	–	–	–	635
BALANCE, December 31, 2001	23,029,853	$ 230	$251,145	$147,959	$ (807)	$ (6,284)	$392,243

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, (dollars in thousands)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 55,442	$ 40,812	$ 33,515
Adjustments to reconcile net income to net cash provided by operating activities –			
Depreciation and amortization	17,358	16,038	10,616
Deferred income taxes	(1,225)	6,370	4,011
Provision for doubtful accounts and uncollectible notes	1,732	1,176	1,153
(Gain) loss on sale of assets	120	(87)	(53)
Gain on sale of franchise	–	(1,048)	–
Changes in assets and liabilities –			
Accounts receivable	(4,996)	(1,930)	(4,717)
Inventories	68,472	(78,480)	(49,079)
Prepaid expenses and other assets	(6,689)	(2,167)	(3,487)
Floorplan notes payable	(81,126)	113,424	68,584
Accounts payable, accrued expenses and deferred revenues	37,900	1,484	12,681
Total adjustments	31,546	54,780	39,709
Net cash provided by operating activities	86,988	95,592	73,224
CASH FLOWS FROM INVESTING ACTIVITIES:			
Increase in notes receivable	(2,678)	(2,933)	(2,452)
Collections on notes receivable	1,150	1,413	1,040
Purchases of property and equipment	(20,857)	(17,252)	(27,382)
Proceeds from sale of property and equipment	818	1,371	11,705
Proceeds from sales of franchises	5,373	9,700	–
Cash paid in acquisitions, net of cash received	(11,035)	(65,067)	(109,855)
Net cash used in investing activities	(27,229)	(72,768)	(126,944)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings (payments) on revolving credit facility	(118,572)	25,250	(32,000)
Principal payments of long-term debt	(1,791)	(6,321)	(3,610)
Borrowings of long-term debt	1,426	1,098	5,684
Proceeds from common stock offering, net	98,522	–	42,886
Proceeds from senior subordinated notes offering, net	–	–	94,781
Purchase of senior subordinated notes	(9,601)	(3,587)	–
Proceeds from issuance of common stock to benefit plans	5,001	3,684	4,198
Purchase of treasury stock, amounts based on settlement date	(28,410)	(20,894)	(5,838)
Net cash provided by (used in) financing activities	(53,425)	(770)	106,101
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,334	22,054	52,381
CASH AND CASH EQUIVALENTS, beginning of period	140,878	118,824	66,443
CASH AND CASH EQUIVALENTS, end of period	$147,212	$140,878	$118,824
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for –			
Interest	$ 44,647	$ 53,226	$ 27,156
Income taxes	$ 28,975	$ 19,150	$ 22,812

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Organization:
Group 1 Automotive, Inc., a Delaware corporation, is a leading operator in the automotive retailing industry. Group 1 Automotive, Inc. is a holding company with no independent assets or operations other than its investments in its subsidiaries, which are located in Texas, Oklahoma, Florida, Georgia, New Mexico, Colorado, Louisiana and Massachusetts. These subsidiaries sell new and used cars and light trucks through their dealerships and Internet sites; arrange related financing, vehicle service and insurance contracts; provide maintenance and repair service; and sell replacement parts. Group 1 Automotive, Inc. and its subsidiaries are herein collectively referred to as the "Company" or "Group 1".

2. Summary of Significant Accounting Policies:
Basis of Presentation / Reclassifications
All acquisitions of dealerships completed during the periods presented have been accounted for using the purchase method of accounting and their results of operations are included from the effective dates of the closings of the acquisitions. The allocations of purchase price to the assets acquired and liabilities assumed have been initially assigned and recorded based on preliminary estimates of fair value and may be revised as additional information concerning the valuation of such assets and liabilities becomes available. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

Revenue Recognition
Revenues from vehicle sales, parts sales and vehicle service are recognized upon completion of the sale and delivery to the customer. Conditions to completing a sale include having an agreement with the customer, including pricing, and the sales price must be reasonably expected to be collected.

Finance, Insurance and Service Contract Income Recognition
The Company arranges financing for customers through various institutions and receives financing fees based on the difference between the loan rates charged to customers and predetermined financing rates set by the financing institution. In addition, the Company receives fees from the sale of vehicle service contracts to customers.

The Company may be charged back ("chargebacks") for unearned financing fees or vehicle service contract fees in the event of early termination of the contracts by customers. The revenues from financing fees and vehicle service contract fees in administrator-obligor states are recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. In dealer-obligor states, revenues from vehicle service contract fees and related direct costs are deferred and recognized over the life of the contracts. Finance and vehicle service contract revenues, net of estimated chargebacks, are included in other dealership revenues in the accompanying consolidated financial statements.

The Company consolidates the operations of its reinsurance company. The Company reinsures the credit life and accident and health insurance policies sold by its dealerships. All of the revenues and related direct costs from the sales of these policies are deferred and recognized over the life of the policies, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 60, "Accounting and Reporting by Insurance Enterprises."

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase, as well as contracts-in-transit. Contracts-in-transit represent contracts on vehicles sold, for which the proceeds are in transit from financing institutions. As of December 31, 2001 and 2000, contracts-in-transit totaled $130.4 and $117.6 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories
New, used and demonstrator vehicles are stated at the lower of cost or market, determined on a specific-unit basis. Vehicle inventory cost consists of the amount paid to acquire the inventory, plus reconditioning cost, cost of equipment added and transportation cost. Additionally, the Company receives interest assistance from some of the automobile manufacturers. The assistance is accounted for as a purchase discount and is reflected as a reduction to the inventory cost on the balance sheet and as a reduction to cost of sales in the income statement as the vehicles are sold. At December 31, 2001 and 2000, inventory cost had been reduced by $4.2 and $5.2 million, respectively, for interest assistance received from manufacturers.

Parts and accessories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

Valuation reserves are provided against the inventory balances based on the agings of the inventories and market trends.

Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of the assets, are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation, and any resulting gain or loss is reflected in current operations.

Intangible Assets
Intangible assets represent the excess of the purchase price of dealerships acquired over the fair value of tangible assets acquired at the date of acquisition. Currently, goodwill is amortized on a straight-line basis over 40 years. Amortization expense charged to operations totaled approximately $7.5, $6.7, and $4.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated amortization totaled approximately $21.0 and $13.7 million as of December 31, 2001 and 2000, respectively. See "Recent Accounting Pronouncements" for discussion of SFAS No. 142, which will impact the accounting for intangible assets in subsequent years.

Impairment of Long-Lived Assets
SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets be reviewed for impairment whenever there is evidence that the carrying amount of such assets may not be recoverable. This consists of comparing the carrying amount of the asset with its expected future undiscounted cash flows without interest costs. If the asset carrying amount is less than such cash flow estimate, it is written down to its fair value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS No. 121 is permanent and may not be restored. Through December 31, 2001, the Company has not recorded any significant impairment writedowns of its long-lived assets.

Income Taxes
The Company follows the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are realized or liabilities are settled. A valuation allowance reduces deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. See Note 12 regarding income taxes.

Self-Insured Medical and Property/Casualty Plans

The Company is self-insured for a portion of the claims related to its employee medical benefits and property/casualty insurance programs. Claims, not subject to stop-loss insurance, are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions and the Company's historical claims experience.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of floorplan notes payable and long-term debt. Excluding the Company's senior subordinated notes, the carrying amount of these financial instruments approximates fair value due either to length of maturity or existence of variable interest rates that approximate market rates. Specifically, the carrying value of the Company's senior subordinated notes, which are currently on the books with a cost basis of $85.0 million, net of discount, have a fair value, based on current market prices, of $90.7 million.

During 2001, the Company entered into two interest rate swap transactions. The Company entered into the swaps to mitigate its exposure to fluctuations in interest rates and has designated the swaps as cash flow hedges, in accordance with SFAS No. 133. The details of the transactions are as follows:

Expiration Date	Notional Amount	Rate Paid	Rate Received	Fair Value at December 31, 2001 Asset (Liability)
July 2003	$100 million	4.40%	30-day LIBOR	$(2,236,544)
October 2004	$100 million	3.75%	30-day LIBOR	$934,019

The net fair value of the swaps is included in other liabilities, with a corresponding charge to other comprehensive income, net of tax. If the interest rates at December 31, 2001, remain unchanged, the cash flow settlements to be paid by the Company for the next twelve months would total approximately $4.4 million.

Factory Incentives

The Company receives various incentive payments from some of its automobile manufacturers. These incentive payments are typically received on parts purchases from the automobile manufacturers and on new vehicle retail sales. These incentives are reflected as reductions of cost of sales in the statement of operations.

Advertising

The Company expenses production and other costs of advertising as incurred. Advertising expense for the years ended December 31, 2001, 2000, and 1999 totaled $38.3, $38.1 and $25.9 million, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates made by management in the accompanying consolidated financial statements relate to reserves for inventory valuations and future chargebacks on finance and vehicle service contract fees, and valuation of intangible assets. Actual results could differ from those estimates.

Statements of Cash Flows

For purposes of the statements of cash flows, cash and cash equivalents include contracts-in-transit, which are typically collected within 15 days. Additionally, the net change in floorplan financing of inventory, which is a customary financing technique in the industry, is reflected as an operating activity in the statements of cash flows.

Related Party Transactions

From time-to-time, the Company enters into transactions with related parties. Related parties include officers, directors, five percent or greater shareholders and other management personnel of the Company.

At times, the Company has purchased its stock from related parties. These transactions were completed at then current market prices. See Note 11 for information regarding related party lease commitments. There are no other significant related party transactions.

Earnings Per Share

SFAS No. 128, "Earnings per Share" requires the presentation of basic earnings per share and diluted earnings per share in financial statements of public enterprises. Under the provisions of this statement, basic earnings per share is computed based on weighted average shares outstanding and excludes dilutive securities. Diluted earnings per share is computed including the impact of all potentially dilutive securities. The following table sets forth the shares outstanding for the earnings per share calculations for the years ended December 31, 2001, 2000 and 1999:

Year Ended December 31,	2001	2000	1999
Common stock issued, beginning of period	21,260,227	21,801,367	18,267,515
Weighted average common stock issued in offerings	605,753	–	1,664,049
Weighted average common stock issued in acquisitions	–	633,888	739,071
Weighted average common stock issued to employee stock purchase plan	180,034	208,202	128,757
Weighted average common stock issued in stock option exercises	62,773	14,191	32,978
Less: Weighted average treasury shares purchased and weighted average shares purchased and cancelled	(1,971,126)	(1,279,746)	(149,062)
Shares used in computing basic earnings per share	20,137,661	21,377,902	20,683,308
Dilutive effect of stock options, net of assumed repurchase of treasury stock	1,277,493	331,931	875,612
Shares used in computing diluted earnings per share	21,415,154	21,709,833	21,558,920

Recent Accounting Pronouncements

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains or losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 137 amended the effective date to be for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 138, issued in June 2000, addresses a limited number of issues that were causing implementation difficulties for numerous entities applying SFAS No. 133. The Company's adoption of the provisions of this statement on January 1, 2001, did not have any impact on the results of operations or financial position.

In June 2001, SFAS No. 141, "Business Combinations" was issued. SFAS No. 141 eliminates the use of the pooling-of-interests method of accounting for business combinations and establishes the purchase method as the only acceptable method. The Company adopted this statement effective July 1, 2001. Acquired intangible assets, if any, are separately recognized if, among other things, the benefit is obtained through contractual or other legal rights, such as franchise agreements. Goodwill is recorded only to the extent the purchase price for an entity exceeds the fair value of the net tangible assets and identifiable intangible assets acquired.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued. SFAS No. 142 changes the treatment of goodwill by no longer amortizing goodwill, however, other identifiable intangible assets are to be separately recognized and amortized, as applicable. The statement requires, at least annually, an assessment for impairment of goodwill and other indefinite life intangible assets by applying a fair-value based test. A portion of the Company's intangible assets relate to franchise value, which is considered to have an indefinite life. The statement is effective for fiscal years beginning after December 15, 2001. The adoption of the statement will result in the elimination of approximately $7.5 million of goodwill amortization, annually, subsequent to December 31, 2001. Additionally, adoption could result in an impairment of goodwill, based on the new fair-value based test, which would be reflected as a cumulative effect of change in accounting principle on January 1, 2002. Management is currently analyzing the impact this statement will have on its consolidated results of operations and its financial position.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 supercedes SFAS No. 121 and Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations – Reporting the Effects of the Disposal of a Segment Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale whether previously held and used or newly acquired. SFAS No. 144 retains the provisions of APB No. 30 for presentation of discontinued operations in the income statement, but broadens the presentation to include a component of an entity. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and the interim periods within. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on its consolidated results of operations or financial position.

Business Segment Information

The Company, through its operating companies, operates in the automotive retailing industry. All of the operating companies sell new and used vehicles, provide maintenance and repair services, sell replacement parts and arrange vehicle financing, service and insurance contracts. For the reasons discussed below, all of our operating companies represent one reportable segment under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." Accordingly, the accompanying consolidated financial statements reflect the operating results of the Company's reportable segment.

The Company's operating companies deliver the same products and services to a common customer group. The Company's customers, generally, are individuals. All of the operating companies, generally, follow the same procedures and methods in managing their operations. Each operating company also operates in a similar regulatory environment. The Company's management evaluates performance and allocates resources based on the operating results of the individual operating companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Business combinations:

During 2001, the Company acquired four automobile dealership franchises. These acquisitions were accounted for as purchases. The aggregate consideration paid in completing these acquisitions included approximately $11.0 million in cash, net of cash received, the assumption of an estimated $7.7 million of inventory financing and the assumption of approximately $0.3 million of notes payable. The consolidated balance sheet includes preliminary allocations of the purchase price of the acquisitions, which are subject to final adjustment. These allocations resulted in recording approximately $8.5 million of intangible assets, a portion of which is currently being amortized over 40 years. See "Recent Accounting Pronouncements" for a discussion of SFAS No. 142, which will impact the accounting for intangible assets in subsequent years. Additionally, during 2001, the Company sold eight dealership franchises for $5.4 million in cash. No gain or loss was recognized on these sales as they were completed at net book value.

The following pro forma financial information consists of income statement data from the consolidated financial statements plus (1) unaudited income statement data for all acquisitions and dispositions completed between January 1, 2001, and December 31, 2001, assuming that they occurred on January 1, 2000, and (2) certain pro forma adjustments discussed below:

(in millions, except per share amounts) *(unaudited)*	2001	2000
Revenues	$4,045.7	$3,575.5
Gross profit	615.7	527.8
Income from operations	133.2	118.4
Net income	56.3	41.6
Basic earnings per share	2.80	1.95
Diluted earnings per share	2.63	1.92

Pro forma adjustments included in the amounts above primarily relate to: (a) increases in revenues related to changes in the contractual commission arrangements on certain third-party products sold by the dealerships; (b) changes in interest expense resulting from net cash borrowings utilized to complete acquisitions, net of interest rate reductions received; and (c) incremental provisions for federal and state income taxes relating to the compensation differential, S Corporation income and other pro forma adjustments.

During 2000, the Company acquired 16 automobile dealership franchises. These acquisitions were accounted for as purchases. The aggregate consideration paid in completing these acquisitions, including real estate acquired and satisfying certain contingent acquisition payment arrangements from previous transactions, included approximately $65.1 million in cash, net of cash received, $6.8 million of acquisition payments payable, the issuance of approximately 630,000 shares of restricted/unregistered common stock, the assumption of an estimated $59.8 million of inventory financing and the assumption of approximately $11.1 million of notes payable. The purchase price allocations resulted in recording approximately $64.3 million of goodwill, which is currently being amortized over 40 years. See "Recent Accounting Pronouncements" for a discussion of SFAS No. 142, which will impact the accounting for intangible assets in subsequent years.

During 1999, the Company acquired 32 automobile dealership franchises. These acquisitions were accounted for as purchases. The aggregate consideration paid in completing these acquisitions, including real estate acquired and satisfying certain contingent acquisition payment arrangements from previous transactions, included approximately $109.9 million in cash, net of cash received, approximately 1.5 million shares of common stock and the assumption of an estimated $101.5 million of inventory financing and approximately $500,000 of notes payable. The purchase price allocations resulted in recording approximately $116.2 million of goodwill, which is currently being amortized over 40 years. See "Recent Accounting Pronouncements" for a discussion of SFAS No. 142, which will impact the accounting for intangible assets in subsequent years.

4. Detail of Certain Balance Sheet Accounts:

Accounts and notes receivable consist of the following:

December 31, *(in thousands)*	2001	2000
Amounts due from manufacturers	$24,015	$19,882
Parts and service receivables	10,010	9,446
Due from finance companies	7,615	6,196
Other	4,955	6,920
Total accounts and notes receivable	46,595	42,444
Less – Allowance for doubtful accounts	(2,911)	(2,735)
Accounts and notes receivable, net	$43,684	$39,709

Inventories, net of valuation reserves, consist of the following:

December 31, *(in thousands)*	2001	2000
New vehicles	$349,962	$420,541
Used vehicles	69,351	69,656
Rental vehicles	9,559	11,513
Parts, accessories and other	26,089	25,391
Total inventories	$454,961	$ 527,101

5. Property and Equipment:

Property and equipment consist of the following:

December 31, (in thousands)	Estimated Useful Lives in Years	2001	2000
Land	–	$ 19,576	$ 16,285
Buildings	30 to 40	19,430	13,862
Leasehold improvements	7 to 15	14,337	10,835
Machinery and equipment	7 to 20	22,691	24,039
Furniture and fixtures	3 to 10	28,075	20,208
Company vehicles	3 to 5	4,237	3,510
Total		108,346	88,739
Less — Accumulated depreciation		(25,335)	(17,838)
Property and equipment, net		$ 83,011	$ 70,901

6. Floorplan Notes Payable:

Floorplan notes payable reflect amounts payable for the purchase of specific vehicle inventory and consist of the following:

December 31, (in thousands)	2001	2000
New vehicles	$310,236	$484,108
Used vehicles	45,598	40,908
Rental vehicles	9,120	11,691
Total floorplan notes payable	$364,954	$536,707

The Company obtains its floorplan financing through its Revolving Credit Agreement with a lending group (the "Credit Facility"). The lending group making up the Credit Facility is comprised of 15 major financial institutions, including five manufacturer captive finance companies. The manufacturer captive finance companies are Ford Motor Credit Company, Toyota Motor Credit Corporation, BMW Financial Services N.A., Inc., Chrysler Financial Company, L.L.C. and Mercedes-Benz Credit Corporation. The maturity date of the Credit Facility is December 31, 2003. The notes payable bear interest at the London Interbank Offered Rate ("LIBOR") plus 112.5 basis points. As of December 31, 2001 and 2000, the interest rate on floorplan notes payable outstanding was 3.27% and 7.97%, respectively. See the discussion of the Company's interest rate swaps under Note 2. As discussed more fully in Note 2, the Company receives interest assistance from some automobile manufacturers. The assistance, generally, equals approximately 70% to 100% of the Company's floorplan interest expense.

The floorplan arrangement permits the Company to borrow up to $702 million, dependent upon new and used vehicle inventory levels. As of December 31, 2001, total available borrowings under the floorplan agreements were approximately $337 million.

Payments on the floorplan notes payable are due as the vehicles are sold. The floorplan notes payable are collateralized by substantially all of the vehicle inventories of the Company.

7. Long-term debt:

December 31, (in thousands)	2001	2000
Credit Facility (described below)	$ –	$ 35,250
Real estate note payable, maturing June 2018, bearing interest at 9.01%, with a monthly payment of $54,023	5,559	5,699
Notes payable, maturing June 2013, bearing interest at 8.89%, with a monthly payment of $36,783	3,172	3,321
Note payable, maturing in March 2006, bearing interest at 7.50% with a monthly payment of $29,000	1,263	–
Other notes payable, maturing in varying amounts through February 2006 with a weighted average interest rate of 8.27%	2,190	3,185
Total long-term debt	12,184	47,455
Less – Current portion	(1,687)	(1,506)
Long-term portion	$10,497	$ 45,949

In addition to floorplan notes payable, the Credit Facility provides an acquisition line of credit of up to $198 million for the financing of acquisitions, general corporate purposes or capital expenditures. The amount of funds available under the acquisition line is dependent upon a calculation based on the Company's cash flow and maintaining certain financial ratios. The acquisition line of credit of the Credit Facility bears interest based on the LIBOR plus a margin varying from 175 to 325 basis points, dependent upon certain financial ratios. Additionally, the loan agreement contains various covenants including financial ratios, such as, fixed-charge coverage, interest coverage and a minimum net worth requirement, among others, and other requirements, which must be maintained by the Company. As of December 31, 2001, the Company was in compliance with these requirements. The Credit Facility allows 33% of net income to be paid as cash dividends. The interest rate on borrowings under the acquisition line of credit of the Credit Facility was 8.70% at December 31, 2000, and would have been 3.62% based on LIBOR at December 31, 2001, but there were no amounts outstanding at that time. Land, buildings or other assets secure all of the notes payable.

Total interest incurred on long-term debt was approximately $5.2, $5.7 and $2.4 million for the years ended December 31, 2001, 2000 and 1999, respectively, which included approximately $897,000, $352,000, and $592,000 of capitalized interest on construction projects in 2001, 2000 and 1999, respectively.

The aggregate maturities of long-term debt as of December 31, 2001, were as follows (in thousands):

2002	$ 1,687
2003	1,381
2004	874
2005	881
2006	555
Thereafter	6,806
Total long-term debt	$12,184

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Senior Subordinated Notes:

The Company completed the offering of $100 million of its 10 7/8% Senior Subordinated Notes due 2009 (the "Notes") on March 5, 1999. The Notes pay interest semi-annually on March 1 and September 1, each year. The Company may redeem all or part of the Notes at redemption prices of 105.438%, 103.625%, 101.813% and 100.000% of the principal amount plus accrued interest during the twelve-month periods beginning March 1, of 2004, 2005, 2006, and 2007 and thereafter, respectively. The Notes are jointly and severally and fully and unconditionally guaranteed, on an unsecured senior subordinated basis, by all subsidiaries of the Company (the "Subsidiary Guarantors"), other than certain minor subsidiaries. All of the Subsidiary Guarantors are wholly-owned subsidiaries of the Company. Certain manufacturers have minimum working capital guidelines, which may limit a subsidiary's ability to make distributions to the parent company.

During 2000 and 2001, the Company repurchased a portion of its Notes. The purchases were completed at or near the Company's carrying value of the Notes.

Total interest expense on the senior subordinated notes for the years ended December 31, 2001, 2000, and 1999 was approximately $10.1 million, $10.7 million and $9.1 million, respectively.

9. Stock-based Compensation Plans:

In 1996, Group 1 adopted the 1996 Stock Incentive Plan (the "Plan"), which provides for the granting or awarding of stock options, stock appreciation rights and restricted stock to employees and directors. The number of shares authorized and reserved for issuance under the Plan is 4.5 million shares, of which 532,228 are available for future issuance as of December 31, 2001. The terms of the option awards (including vesting schedules) are established by the Compensation Committee of the Company's Board of Directors. All outstanding options are exercisable over a period not to exceed 10 years and vest over three- to six-year periods.

The following table summarizes the Company's outstanding stock options:

	Number	Weighted Average Exercise Price
Options outstanding, December 31, 1998	1,878,679	$11.15
Grants (exercise prices between $16.47 and $24.72 per share)	1,015,850	19.64
Exercised	(75,600)	3.09
Forfeited	(76,425)	13.42
Options outstanding, December 31, 1999	2,742,504	14.45
Grants (exercise prices between $9.38 and $12.29 per share)	1,137,050	11.00
Exercised	(74,800)	3.24
Forfeited	(262,625)	17.39
Options outstanding, December 31, 2000	3,542,129	13.36
Grants (exercise prices between $11.31 and $28.97 per share)	559,500	25.18
Exercised	(182,090)	12.29
Forfeited	(334,230)	15.75
Options outstanding, December 31, 2001	3,585,309	$15.04

At December 31, 2001, 2000 and 1999, 1,309,079, 799,111 and 448,544 options, respectively, were exercisable at weighted average exercise prices of $13.02, $11.88 and $9.86, respectively. The weighted average fair value per share of options granted during the years ended December 31, 2001, 2000 and 1999 is $18.67, $7.34 and $13.40, respectively. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table summarizes the weighted average information used in determining the fair value of the options granted during the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Weighted average risk-free interest rate	5.1%	6.3%	6.2%
Weighted average expected life of options	10 years	10 years	10 years
Weighted average expected volatility	57.7%	46.4%	47.4%
Weighted average expected dividends	–	–	–

The following table summarizes information regarding stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding At 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$2.90	327,280	years 5.1	$ 2.90	237,625	$ 2.90
$9.00 to $13.99	1,479,360	7.7	11.26	439,425	11.65
$14.00 to $19.99	1,098,619	7.3	16.89	562,289	16.94
$20.00 to $29.00	680,050	9.0	26.12	69,740	24.52
Total	3,585,309	7.6	$15.04	1,309,079	$13.02

In September 1997, Group 1 adopted the Group 1 Automotive, Inc. 1998 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan authorizes the issuance of up to 1.5 million shares of common stock and provides that no options may be granted under the Purchase Plan after June 30, 2007. The Purchase Plan is available to all employees of the Company and its participating subsidiaries and is a qualified plan as defined by Section 423 of the Internal Revenue Code. At the end of each fiscal quarter (the "Option Period") during the term of the Purchase Plan, the employee contributions are used to acquire shares of common stock at 85% of the fair market value of the common stock on the first or the last day of the Option Period, whichever is lower. During 2001, 2000 and 1999, the Company issued 257,235, 338,204 and 246,595 shares, respectively, of common stock to employees participating in the Purchase Plan.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which, if fully adopted, requires the Company to record stock-based compensation at fair value. The Company has adopted the disclosure requirements of SFAS No. 123 and has elected to record employee compensation expense in accordance with APB No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recorded for stock options based on the excess of the fair market value of the common stock on the date the options were granted over the aggregate exercise price of the options. As the exercise price of options granted under the Plan has been equal to or greater than the market price of the Company's stock on the date of grant, no compensation expense related to the Plan has been recorded. Additionally, no compensation expense is recorded for shares issued pursuant to the Purchase Plan as it is a qualified plan.

Had compensation expense for the stock incentive and employee stock purchase plans been determined based on the provisions of SFAS No. 123, the impact on the Company's net income would have been as follows:

For the Year Ended December 31,	2001	2000	1999
(in thousands, except per share amounts)			
Net income as reported	$55,442	$40,812	$33,515
Pro forma net income under SFAS No. 123	51,714	37,496	31,254
Pro forma basic earnings per share	2.57	1.75	1.51
Pro forma diluted earnings per share	2.41	1.73	1.45

10. Deferred Compensation Plan:
The Company has a deferred compensation plan to provide selected employees with the opportunity to accumulate additional savings for retirement on a tax-deferred basis. Participants in the plan are allowed to defer receipt of a portion of their salary and/or bonus compensation earned. The participants can choose from various defined investment options to determine their earnings crediting rate, however, the Company has complete discretion over how the funds are utilized. Participants in the plan are unsecured creditors of the Company. The balances due to participants of the deferred compensation plan as of December 31, 2001 and 2000, were $3.3 and $1.5 million, respectively.

11. Operating Leases:
The Company leases various facilities and equipment under long-term operating lease agreements. These leases, with third-parties and related-parties, expire on various dates through December 2031 and, in general, have renewal or cancellation options, at the Company's option, at various times during the lease term.

Future minimum lease payments for operating leases are as follows:

Year Ended December 31,	Related Parties	Third Parties	Total
(in thousands)			
2002	$ 8,429	$ 22,446	$ 30,875
2003	8,429	22,026	30,455
2004	8,429	21,709	30,138
2005	8,429	20,440	28,869
2006	8,429	20,016	28,445
Thereafter	50,792	102,238	153,030
Total	$92,937	$208,875	$301,812

Total rent expense under all operating leases, including operating leases with related parties, was approximately $30.7, $28.3 and $19.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Rental expense on related-party leases, which is included in the above amounts, totaled approximately $7.9, $10.9 and $9.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

12. Income Taxes:

Federal and state income taxes are as follows:

December 31, (in thousands)	2001	2000	1999
Federal –			
Current	$32,514	$17,731	$16,632
Deferred	(1,129)	5,163	2,360
State –			
Current	2,691	913	1,531
Deferred	(96)	1,207	1,651
Provision for income taxes	$33,980	$25,014	$22,174

Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate tax rate of 35% in 2001, 2000 and 1999 to income before income taxes as follows:

December 31, (in thousands)	2001	2000	1999
Provision at the statutory rate	$31,298	$23,039	$19,491
Increase (decrease) resulting from –			
State income tax, net of benefit for federal deduction	1,669	1,326	2,506
Non-deductible portion of goodwill amortization	776	691	407
Other	237	(42)	(230)
Provision for income taxes	$33,980	$25,014	$22,174

Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences representing deferred tax assets (liabilities) result principally from the following:

December 31, *(in thousands)*	2001	2000
Inventory (LIFO conversion)	$ (1,236)	$(2,950)
Loss reserves and accruals	20,336	16,410
Goodwill amortization	(10,013)	(7,072)
Depreciation expense	(4,019)	(3,285)
Reinsurance operations	(2,850)	(2,122)
Other	(1,479)	(1,988)
Net deferred tax asset (liability)	$ 739	$(1,007)

The net deferred tax assets (liabilities) are comprised of the following:

December 31, *(in thousands)*	2001	2000
Deferred tax assets –		
Current	$ 13,118	$ 10,622
Long-term	15,652	11,521
Deferred tax liabilities –		
Current	(2,397)	(2,961)
Long-term	(25,634)	(20,189)
Net deferred tax asset (liability)	$ 739	$ (1,007)

The Company believes it is more likely than not, that the deferred tax assets will be realized, based primarily on the assumption of future taxable income.

13. Commitments and Contingencies:

Legal Proceedings

The Company is a defendant in several lawsuits arising from normal business activities. Management has reviewed all pending litigation with legal counsel and believes that the ultimate liability, if any, resulting from such actions will not have a material adverse effect on the Company's financial position or results of operations.

Insurance

Because of their vehicle inventory and nature of business, automobile dealerships generally require significant levels of insurance covering a broad variety of risks. The Company's insurance includes umbrella policies with a $105 million aggregate limit, as well as insurance on its real property, comprehensive coverage for its vehicle inventory, general liability insurance, employee dishonesty coverage, employment practices liability insurance, pollution coverage and errors and omissions insurance in connection with its vehicle sales and financing activities. Additionally, the Company retains some risk of loss under its self-insured medical and property/casualty plans. See further discussion under Note 2.

14. Selected Quarterly Financial Data (unaudited):

	Quarter				
Year Ended December 31, *(in thousands, except per share data)*	First	Second	Third	Fourth	Full Year
2001					
Total revenues	$928,864	$1,006,571	$1,021,030	$1,039,909	$3,996,374
Gross profit	141,928	153,821	158,472	153,031	607,252
Net income	9,321	14,070	15,894	16,157	55,442
Basic earnings per share	0.47	0.72	0.81	0.74	2.75
Diluted earnings per share	0.47	0.68	0.75	0.68	2.59
2000					
Total revenues	$859,911	$ 930,137	$ 954,957	$ 841,141	$3,586,146
Gross profit	125,350	135,697	138,985	127,405	527,437
Net income	9,013	11,929	11,614	8,256	40,812
Basic earnings per share	0.40	0.55	0.54	0.41	1.91
Diluted earnings per share	0.40	0.54	0.54	0.41	1.88

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Group 1 Automotive, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Group 1 Automotive, Inc. (a Delaware corporation) and Subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Houston, Texas
February 14, 2002

1

1

DIRECTORS AND OFFICERS



John L. Adams [1*,2] *Executive Vice President, Trinity Industries, Inc.*



Bennett E. Bidwell [1,2] *Retired Chairman, Chrysler Motors Corporation*



John H. Duncan [1,2*] *Private Investor*



B.B. Hollingsworth, Jr. *Chairman, President and Chief Executive Officer*



Robert E. Howard II *President, Bob Howard Auto Group*



Max P. Watson, Jr. [2] *Former President and Chief Executive Officer, BMC Software, Inc.*



Kevin H. Whalen *President, Sterling McCall Automotive Group*

1 Member Audit Committee

2 Member Compensation Committee

*Committee Chairman



Scott L. Thompson *Executive Vice President, Chief Financial Officer and Treasurer*



John T. Turner *Executive Vice President*



John S. Bishop *Senior Vice President, Operations*

Officers not shown:

H. Clifford Buster III Vice President, Corporate Development

Randy L. Callison Vice President, Corporate Development

J. Brooks O'Hara Vice President, Human Resources

Michael J. Poppe Vice President and Corporate Controller

Scott J. Ross Vice President, Fixed Operations

Corporate Headquarters

[illegible]

Annual Meeting

[illegible]

Common Stock Listing

[illegible]

Stock Transfer Agent and Registrar

[illegible]

Common Stock Quarterly Data

[illegible]

	2001		2000	
	High	Low	High	Low
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]